Exhibit 99.2

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq” or “The Company”)

To:
Israel Securities Authority Tel Aviv Stock Exchange Ltd.

Immediate Supplementary Report – June 7, 2018 - Approval of Withdrawal of Class Action

Further to the Company’s immediate report of September 12, 2017 (Reference No. 2017-01-092151), and further to the description in Section 3.16.1H of the chapter containing a description of the Company’s business operations in the Company’s periodic report for 2017, regarding a claim together with a class action certification motion action which was filed against the subsidiary, Pelephone Communications Ltd. (“Pelephone”), in the Nazareth District Court, on grounds that Pelephone does not block access to overseas Internet services for its subscribers who did not purchase an overseas Internet package or voluntarily requested access to the Internet services and required these subscribers to purchase an Internet package retroactively and after accumulating a debt with respect to the Internet services, as a result of which, according to the petitioner, Pelephone has become unjustly enriched, the Company hereby provides notification that on June 6, 2018, the court approved the petitioners’ withdrawal of the class action certification motion, deleted the motion, dismissed the petitioners’ personal claim and ordered the closure of the proceeding, without an order as to expenses.

The above information constitutes a translation of the Report published by Bezeq - The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.